Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of July 7, 2025, by and among FIGX Acquisition Partners LLC and Louis Gerken (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of FIGX Capital Acquisition Corp., as of July 7, 2025, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: July 7, 2025	FIGX Acquisition Partners LLC

	By:	/s/ Louis Gerken
		Name:	Alexander Coleman
		Title:	Managing Member

Date: July 7, 2025

	By:	/s/ Louis Gerken
Louis Gerken